Exhibit 99.2

FirstService Corporation (the “Corporation”) FORM OF PROXY (“PROXY”) Annual General Meeting Wednesday, April 6, 2022 at 11:00 a.m. EDT 1255 Bay Street, Suite 600, Toronto, ON M5R 2A9 (the “Meeting”)

RECORD DATE:	March 4, 2022
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	Monday, April 4, 2022 at 11:00 a.m. EDT

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Bernard I. Ghert, the Lead Director of the Board of Directors of the Corporation, whom failing Douglas G. Cooke, the Senior Vice President, Corporate Controller and Corporate Secretary of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors		FOR	WITHHOLD
a)	Yousry Bissada
b)	Bernard I. Ghert
c)	Steve H. Grimshaw
d)	Jay S. Hennick
e)	D. Scott Patterson
f)	Frederick F. Reichheld
g)	Joan Eloise Sproul
h)	Erin J. Wallace
2. Appointment of Auditor		FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

3. Advisory Resolution on Executive Compensation		FOR	AGAINST
An advisory resolution on the Corporation's approach to executive compensation as set out in the accompanying Management Information Circular.

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED
PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

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1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.	If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.	This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.	Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7.	To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.	If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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